David Lubin & Associates, PLLC

26 East Hawthorne Avenue

Valley Stream, NY 11580

Tel. (516) 887-8200

Fax (516) 887-8250

December 12, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt, Esq.

Re:	Map Financial Group, Inc. (the “Registrant”)
Amendment No. 3 to Form S-1 Registration Statement
File Number 333-153726

Dear Mr. Clampitt:

          Today we have filed Amendment No. 3 to the above referenced registration statement on behalf of the Registrant, and herewith enclose three marked copies of Amendment No. 3 (showing the changes from Amendment No. 2) in order to help expedite the review process. Set forth below please find the Registrant’s response to the comments of the staff of the Securities and Exchange Commission included in your letter dated December 11, 2008. For convenience, the text of each comment appears above the Registrant’s response.

Form S-1

Summary Consolidated Financial Information, page 3

1.

We note that the share information for the seven months ended July 31, 2008 and July 31, 2007 as well as the year ended December 31, 2006 does not agree with the information presented in the financial statements for the same periods. Please revise to present consistent information throughout the document.

Response: The share information for the seven months ended July 31, 2008 and 2007 has been revised to provide a consistent presentation throughout the document. We respectfully submit that the share information for the year ended December 31, 2006 is consistent with the information presented in the financial statements for the same period.

Securities and Exchange Commission

December 12, 2008

Management’s Discussion and Analysis

Account Receivable, Loss History, Credit Quality and Aging of receivable, page 36

2.	Please revise the disclosure on page 36 to report that 0.34% and 0.80% of loans “issued” were written off during 2007 and 2006, respectively.

Response: The disclosure on page 36 has been revised to report that the cited percentages relate to loans “issued.”

3.

You state that under the direct write-off method, accounts receivable are written off and charged to income when they are generally overdue by 120 days and all collection efforts have failed. On page 37 we note the $196,791 of receivables outstanding as of December 2, 2008. Please tell and revise your disclosures to explain why you have such a significant balance of receivables greater than 121 days considering you policy.

Response: The Registrant has a significant balance of receivables greater than 121 days past due because collection efforts with respect to those accounts have not been exhausted yet. Pursuant to the Registrant’s policies delinquent accounts are written off only if they are deemed uncollectible, meaning that all collection efforts have been exhausted without success. Delinquencies in excess of 120 days do not automatically result in write offs – write offs occur only after all collection efforts have failed. The Registrant reviews delinquent loans and decides to write off bad debts on a case by case basis, considering all of the specific circumstances. Write offs are rare and generally occur only in exceptional circumstances, such as a borrower’s move to another country where collection is difficult or financial failure of the borrower’s employer.

The balance of receivables greater than 121 days as of December 2, 2008 has been adjusted to$153,091, as a result of writing off $43,700 of receivables as of July 31, 2008, and the aging of receivables table on page 37 of Amendment No. 3 has been updated accordingly. The adjustment is also reflected in revisions to the unaudited financial statements of FastCash International, and the affected disclosure in the Summary Consolidated Financial Information in the Prospectus Summary and the Management’s Discussion and Analysis have been revised accordingly.

Due to the exponential growth of the business of the Registrant and its business this year, there were not sufficient resources available to properly control and monitor past due payments, as had been done in the past. The Registrant has recently taken aggressive steps to collect these amounts and to monitor and control past due amounts, in order to prevent repayment delinquencies in excess of 120 days. Such steps include the hiring of personnel dedicated to collections, and the aggressive legal pursuit of claims against past-due debtors. The Registrant has been overwhelmingly successful in its court claims against delinquent debtors.

Securities and Exchange Commission

December 12, 2008

  Financial Statements

4.	Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response: We note the requirements of Rule 3-12 of Regulation S-X, and the expiration on December 13, 2008 of 135 days since the end of the interim period presented in the financial statements attached to Amendment No. 3.

Fast Cash International Ltd.

Statement of Income, page 2

5.

We note that your net profit per share as of July 31, 2008 and 2007 is 44.65747 and 0.87518 respectively. Reverse mergers should be recorded when they are effected and must be retroactively reflected for the earlier balance sheets presented. Please revise your financial statements accordingly.

Response: FastCash International’s statement of income as of July 31, 2007 has been revised to reflect net profit per share of $8.04759, retroactively reflecting the reverse merger. FastCash International’s net profit per share for the seven months ended July 31, 2008 has been revised to $38.27586, as a result of a bad debt write off as of July 31, 2008 as described in response to comment 3 above.

Note 2 – Significant Accounting Policies, page 5

Direct Write-off Method Used to Record Bad Debts, page 8

6.

Based on your response to our prior comment 11, it appears you are utilizing the 0.57% loss percentage to the 2008, 2007, and 2006 allowance for bad debt balance determination. Please tell us why you did not consider industry, geographical and other data in determining your allowance. It is not clear to us that the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Please advise.

Response: We tried to obtain comparable industry and geographical data to determine an appropriate allowance for bad debts, and found very little available data that is relevant to the Registrant’s unique situation. Unlike most micro-lenders who usually extend loans to entrepreneurs and small businesses, the Registrant provides individuals with access to emergency funds in the form of micro-loans that are repaid through monthly deductions from the borrower’s salary. Typical, enterprise and small business oriented micro-lenders tend to experience much higher default rates than those experienced by the Registrant. Comparable geographical data could not be found due to the scarcity of publicly held, non-banking companies with lending operations in the Eastern Caribbean region, and those found reported much higher default rates than the rates experienced by the Registrant.

Securities and Exchange Commission

December 12, 2008

We attribute the difference between the default rates experienced by the Registrant and the rates experienced by typical micro-lenders and banks to our business model. We lend only to employees of pre-approved employers, and only if the employer has consented to deduct monthly loan repayment installments directly from the borrower’s salary, thus providing the Registrant with a secure method of repayment not available to other types of lenders. In addition, the Registrant only lends to employees with a minimum length of service with their employer, reducing the delinquency rate still further.

Since the experience of other lenders in the industry and the region did not provide suitable data on which to base our allowance, we decided to utilize the direct write-off method until we could develop our own experience data upon which to base an allowance. Since our activities were minimal in the first year of operations, and since there was very little bad debt write-off in that year (less than 1% of loans issued), it was fairly clear that utilizing the allowance method would not have yielded results materially different than the direct write-off method.

Based on the growth of the Registrant and the higher loan loss rates being experienced as a result of such growth, the Registrant intends to utilize the allowance method for its 2008 year-end financial statements, anticipating that it will yield a materially different result than the direct write-off method for that period.

Comparison of Results Using Direct Write-Off and Allowance Methods

Based on the $304,005 ending accounts receivable balance on December 31, 2006, using the allowance method and a blended 0.9% loss percentage the Registrant would have written off $9,522.83 in bad debts, as compared to the $6,786.78 in bad debts actually written off by the Registrant using the direct write-off method in 2006. The Registrant believes that the difference of $2,736.05 is immaterial because it represents less than 1% of the total accounts receivable balance on December 31, 2006. In 2007 the Registrant would have written off $19,852.71 in bad debts using the allowance method and a blended 0.9% loss percentage, and actually wrote off $9,203.87 using the direct write-off method. The difference of $10,648.84 represents less than 1% of the total accounts receivable balance of $1,183,204 on December 31, 2007. In the seven months ended July 31, 2008 the Registrant would have written off an aggregate of $59,643.94 in bad debts using the allowance method and a blended 0.9% loss percentage, and actually wrote off $43,699.84 using the direct write-off method. The difference of $15,944.10 represents less than 0.9% of the $1,771,567 total accounts receivable balance on July 31, 2008.

7.	As a related matter, please update the notes to the December 31, 2007 financial statements to include the information requested in our prior comment 11.

Response: The section entitled Direct Write-Off Method Used to Record Bad Debts in footnote 2 of the December 31, 2007 financial statements has been revised to include the analysis requested in prior comment 11. The analysis demonstrates the different between

Securities and Exchange Commission

December 12, 2008

the direct write-off method and the allowance method which management considers immaterial.

Exhibit 23

8.	Please provide a current consent of the independent accountant in any amendment.

Response: A current consent of the independent accountant is attached to Amendment No. 3 as Exhibit 23.1.

          Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

Michael Sufott

cc:	Samuel Rosenberg, CFO
Map Financial Group, Inc.